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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*


                   HALLWOOD CONSOLIDATED RESOURCES CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    40636V208
                                 (CUSIP Number)


       LYNN BUHLER, ESQ., C/O Glankler Brown, PLLC, 1700 One Commerce Sq.,
                                Memphis, TN 38103
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 28, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO.40636V208                                                PAGE 2 OF 4 PAGES
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Estate of William Baxter Lee, III

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                           (b) [ ]
               N/A

3.    SEC USE ONLY


4.    SOURCE OF FUNDS*

               PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT        [ ]
      TO ITEMS 2(d) OR 2(e)

               N/A

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.       SOLE VOTING POWER                293,800

      8.       SHARED VOTING POWER                  -0-

      9.       SOLE DISPOSITIVE POWER           293,800

      10.      SHARED DISPOSITIVE POWER             -0-

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               293,800

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

               N/A

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               Approximately 9.8%

14.   TYPE OF REPORTING PERSON*

               OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7


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                                  SCHEDULE 13D

CUSIP NO.40636V208                                             PAGE 3 OF 4 PAGES

ITEM 1.           SECURITY AND ISSUER

         No amendment.

ITEM 2.           IDENTITY AND BACKGROUND

         (a)      Estate of William Baxter Lee, III

         (b)      No amendment.

         (c)      Estate of William Baxter Lee, III
                  c/o SSC Service Solutions
                  406 Willow Avenue
                  Knoxville, Tennessee  37901

         (d)      No amendment.

         (e)      No amendment.

         (f)      No amendment.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         William Baxter Lee, III purchased the shares of common stock to which this statement relates with personal funds through brokers in open market transactions and acquired additional shares in a 3-for-1 stock split declared by the Issuer in August 1997. Mr. Lee died in August 1998 and his Estate now holds the shares acquired by him.

ITEM 4.           PURPOSE OF TRANSACTION

         No amendment.

ITEM 5.           INTEREST OF SECURITIES OF THE ISSUER

         (a) The aggregate number of shares of common stock of the Issuer beneficially owned by the Reporting Person is 293,800, which shares constitute approximately 9.8% of the shares outstanding, based.

         (b) The Reporting Person has sole power to vote and dispose of the 293,800 shares.

         (c) No transactions were effected by the Reporting Person during the past sixty days.

         (d)      No amendment.

         (e)      No amendment.



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                                  SCHEDULE 13D

CUSIP NO.40636V208                                            PAGE 4 OF 4 PAGES

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         EQUITY HOLDER RELATIONSHIPS WITH AFFILIATES. The Reporting Person owns and holds voting and dispositive power over the equity securities of certain entities affiliated with the Issuer.

         The Hallwood Group, Inc. ("HWG") is the general partner of Hallwood Energy Partners, L.P. ("HEP"). The Reporting Person owns 59,500 shares (approximately 4.8%) of the outstanding common stock of HWG.

         The Reporting Person owns 715,000 units (approximately 7.2%) of HEP's outstanding Class A limited partnership interests and 40,033 units (approximately 1.7%) of HEP's outstanding Class C units.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         N/A


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                         October 15, 1998

                                          /s/ Don R. Williams
                                         -------------------------------
                                         Signature
                                         Donald Williams, Executor
                                         Estate of William Baxter Lee, III